SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): NA

Attached hereto is the registrant's press release announcing its Q1 earnings results for 2011, issued on May 24 2011.

The GAAP financial statements in this Form 6-K of On Track Innovations Ltd. (the “Company”) are incorporated by reference into the registration statements on Form F-3  (numbers 333-111770, 333-115953, 333-121316, 333-127615, 333-130324,  333-135742, 333-142320, 333-153667 and 333- 171507) and the registration statements on Form S-8 (numbers  333-116429, 333-128106, 333-140786, 333-149034 333-149575 and 333- 173075) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By /s/ Oded Bashan Oded Bashan Chief Executive Officer and Chairman

Date: May 24, 2011

Press Release

OTI Reports First Quarter 2011 Financial Results

● Revenues of $12 Million
● Gross Margin of 53%
● Strong Balance Sheet with $37.2 Million in Cash, Cash Equivalents and Short Term Investments

ISELIN, N.J., – May 24, 2011 – On Track Innovations Ltd. (OTI) (Nasdaq GM: OTIV), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, petroleum payments and other applications, today announced results of operations, revenues and gross margins slightly better than originally expected by the company for the first quarter ended March 31, 2011 The following are various financial figures that compare first quarter of 2011 to 2010.

•	Total revenues of $12 million, a 17% decrease compared to $14.4 million last year.

•	Revenues from Licensing and Transaction Fees of $1.2 million, a 32% increase compared to $874,000 last year.

•	Gross margin was 53% for the first quarter of 2011.

•	Non-GAAP operating expenses of $6.8 million, a 4% decrease compared to $7.1 million last year. GAAP operating expenses of $7.4 million, a 9% decrease compared to $8.2 million last year.

•	Non-GAAP operating loss of $445,000, compared to non-GAAP operating profit of $1.2 million last year. GAAP operating loss was $1.1 million, compared to GAAP operating profit of $75,000 last year.

•	Strong balance sheet with cash, cash equivalents and short-term investments of $37.2 million as of March 31, 2011.

Oded Bashan, Chairman and CEO of OTI, said: “We have opened 2011 with slightly higher revenues than expected by the company. The company is financially stronger, which will help us cope better with the growing pipeline of opportunities. We are introducing new products to existing growing markets such as the COPNI, we are establishing strategic channel partnerships to bring the various products to market. We maintain the previously provided guidance of annual operating profitability for 2011 on a non-GAAP basis with revenues expected to be back-loaded and grow from 2010 revenues to $55-$60 million.”

Discontinued Operations
During the fourth calendar quarter of 2009, the Company signed an agreement for the sale of the assets of OTI’s subsidiary Millennium Card's Technology Ltd ("MCT") including the machinery and inlay production IP of OTI to SMARTRAC NV. Results for the discontinued operations have been separated and are presented separately.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, OTI uses non-GAAP measures of operating expenses, operating income, net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges related to employees and non employees in accordance with the requirements of Accounting Standards Codification (“ASC”) Topic 718 (originally issued as SFAS No. 123(R)) and ASC Subtopic 505-50 - Equity-Based Payments to Non-Employees (formerly EITF 96-18); amortization of intangible assets; and results from discontinued operations. OTI management believes the non-GAAP financial information provided in this release provides meaningful supplemental information regarding our performance and enhances the understanding of the Company’s on-going economic performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating the business and as such deemed it important to provide all this information to investors. Reconciliations between GAAP measures and non-GAAP measures are provided later in this press release.

Conference call and Webcast Information
The Company has scheduled a conference call and simultaneous Web cast for May 24, 2011, at 9:00 AM ET to discuss operating results and future outlook. To participate, call:

1-888-407-2553 (U.S. toll free), 1-800-227-297 (Israel toll free). To listen to the Web cast, use the following link: http://www.otiglobal.com/Investors_Introduction

For those unable to participate, the teleconference will be available for replay until midnight May 31st, by calling U.S 1-888-295-2634 on the web at: http://www.otiglobal.com/Investors_Introduction

About OTI
Established in 1990, OTI (NASDAQ GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking and loyalty programs. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.

For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release.

OTI Contact: Galit Mendelson Vice President of Corporate Relations 732 429 1900 ext. 111 galit@otiglobal.com	Investor Relations: Miri Segal MS-IR LLC 917-607-8654 msegal@ms-ir.com

Safe Harbor for Forward-Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws.  Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements.  Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release.  Forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, products, plans, future results of operations or current expectations. For example, we are using forward looking statements when we say that we maintain the previously provided guidance of annual operating profitability on a non-GAAP basis with revenues expected to be back-loaded and grow to $55-$60 million for the year or when we discuss our unique position and our ability to cope better with the growing pipeline of opportunities,. Forward-looking statements could be impacted by the effects of the protracted evaluation and validation periods in the U.S. and other markets for contactless payment cards, market acceptance of new and existing products and our ability to execute production on orders, as well as other risks and uncertainties, including those discussed in the “Risk Factors” section and elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2010 and in subsequent filings with the Securities and Exchange Commission.   Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be achieved.  Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

# # #
(TABLES TO FOLLOW)

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share and per share data)

	March 31	December 31
	2011	2010
	(Unaudited)	(Audited)
Assets

Current assets
Cash and cash equivalents	$26,286	$15,409
Short-term investments	10,880	8,594
Trade receivables (net of allowance for doubtful
accounts of $263 and $2,832 as of March 31, 2011
and December 31, 2010, respectively)	9,031	5,072
Receivables from sale of operation	1,864	2,336
Other receivables and prepaid expenses	2,164	1,532
Inventories	9,036	8,448

Total current assets	59,261	41,391

Severance pay deposits fund	1,384	1,355

Property, plant and equipment, net	15,450	14,826

Intangible assets, net	996	942

Goodwill	465	-

Total Assets	$77,556	$58,514

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share and per share data)

	March 31	December 31
	2011	2010
	(Unaudited)	(Audited)
Liabilities and Equity

Current Liabilities
Short-term bank credit and current maturities
of long-term bank loans	$5,493	$6,881
Trade payables	8,713	6,874
Other current liabilities	11,033	8,954
Total current liabilities	25,239	22,709

Long-Term Liabilities
Long-term loans, net of current maturities	4,841	5,189
Accrued severance pay	3,927	3,727
Deferred tax liability	74	84
Total long-term liabilities	8,842	9,000

Total Liabilities	34,081	31,709

Liabilities related to discontinued operation	567	689

Commitments and Contingencies

Equity
Shareholders' Equity
Ordinary shares of NIS 0.1 par value: Authorized –
50,000,000 shares as of March 31, 2011 and
December 31, 2010; issued: 31,705,166 and 25,384,010
shares as of March 31, 2011 and December 31, 2010,
respectively; outstanding: 31,142,691 and 24,821,535 shares
as of March 31, 2011 and December 31, 2010, respectively	792	610
Additional paid-in capital	208,479	190,933
Treasury shares at cost –562,475 shares as of March 31, 2011
and December 31, 2010.	(1,136)	(1,136)
Accumulated other comprehensive income	856	645
Accumulated deficit	(165,924)	(164,812)
Shareholder’s equity	43,067	26,240
Non-controlling interest	(159)	(124)

Total Equity	42,908	26,116

Total Liabilities and Equity	$77,556	$58,514

ON TRACK INNOVATIONS LTD.
GAAP CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	Three months ended March 31
	2011	2010
	(Unaudited)	(Unaudited)
Revenues
Sales	$10,870	$13,540
Licensing and transaction fees	1,153	874

Total revenues	12,023	14,414

Cost of revenues
Cost of sales	5,708	6,158
Total cost of revenues	5,708	6,158

Gross profit	6,315	8,256
Operating expenses
Research and development	2,197	2,048
Selling and marketing	2,841	3,733
General and administrative	2,255	2,256
Amortization of intangible assets	151	144

Total operating expenses	7,444	8,181

Operating profit (loss)	(1,129)	75
Financial income (expense), net	49	(545)

Loss before taxes on income	(1,080)	(470)

Taxes on income	(65)	(82)

Net loss from continuing operations	(1,145)	(552)
Net profit from discontinued operations	-	59

Net loss	(1,145)	(493)

Net loss attributable to noncontrolling interest	33	9
Net loss attributable to shareholders	$(1,112)	$(484)
Basic and diluted net profit (loss) attributable to shareholders per ordinary share
From continuing operations	$(0.04)	$(0.02)
From discontinued operations	$-	$0.00
	$(0.04)	$(0.02)
Weighted average number of ordinary shares used in
computing basic net profit (loss) per ordinary share	29,494,848	24,155,916
Weighted average number of ordinary shares used in
computing diluted net profit (loss) per ordinary share	29,494,848	26,865,470

ON TRACK INNOVATIONS LTD.
UNAUDITED RECONCILIATION OF NON-GAAP ADJUSTMENT
The following tables reflect selected On Track Innovations Ltd, non-GAAP results reconciled to GAAP results:
(In thousands, except share and per share data)

	Three months ended December 31
	2011	2010
	(Unaudited)	(Unaudited)

OPERATING EXPENSES
GAAP operating expenses	$7,444	$8,181
Less:
Stock based compensation expenses	(531)	(976)
Amortization of intangible assets	(151)	(144)

Non GAAP Operating expenses	$6,762	$7,061

OPERATING PROFIT (LOSS)
GAAP Operating profit (loss)	$(1,129)	$75
Plus:
Stock based compensation expenses	533	982
Amortization of intangible assets	151	144

Non GAAP Operating profit (loss)	$(445)	$1,201

NET PROFIT (LOSS) ATTRIBUTABLE TO SHAREHOLDERS
GAAP Net loss attributable to shareholders	$(1,112)	$(484)
Plus:
Stock based compensation expenses	533	982
Amortization of intangible assets	151	144
Net profit from discontinued operations	-	(59)

Non GAAP net profit (loss) attributable to shareholders	$(428)	$583

BASIC NET PROFIT (LOSS) ATTRIBUTABLE TO SHAREHOLDERS PER ORDINARY SHARE
GAAP Basic net loss attributable to shareholders per ordinary share	$(0.04)	$(0.02)
Plus:
Stock based compensation expenses	0.02	0.04
Amortization of intangible assets	0.01	0.00
Net profit from discontinued operations	-	0.00
Non GAAP Basic net profit (loss) attributable to shareholders per ordinary share	$(0.01)	$0.02

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands, except share and per share data)

	Three months ended March 31
	2011	2010
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net loss from continuing operations	$(1,145)	$(552)
Adjustments required to reconcile net loss to
net cash provided by (used in) operating activities:
Stock-based compensation related to options and shares issued
to employees and others	533	982
Gain on sale of property and equipment	(4)	(6)
Amortization of intangible assets	151	144
Depreciation	429	370

Accrued severance pay, net	171	78
Accrued interest and linkage differences on long-term loans	47	14
Decrease in deferred tax liability	(10)	(9)
linkage differences on receivable from sale of operation	(151)	-
Decrease (increase) in trade receivables, net	(3,896)	2,217
Increase in other receivables and prepaid expenses	(614)	(68)
Increase in inventories	(351)	(2,804)
Increase (decrease) in trade payables	1,569	(1,543)
Increase in other current liabilities	2,010	10,664
Net cash provided by (used in) continuing operating activities	(1,261)	9,487

Cash flows from investing activities

Purchase of property and equipment	(582)	(179)
Purchase of available-for-sale securities	(2,449)	(2,830)
Acquisition of business operation	(400)	-
Proceeds from maturity and sale of available-for-sale securities	178	984
Other, net	7	6
Net cash used in continuing investing activities	(3,246)	(2,019)

Cash flows from financing activities
Decrease in short-term bank credit, net	(1,852)	(972)
Proceeds from long-term bank loans	151	419
Repayment of long-term bank loans	(336)	(110)
Proceeds from issuance of shares, net of issuance expenses	16,644	-
Proceeds from exercise of options and warrants, net	189	18
Net cash provided by (used in) continuing financing activities	14,796	(645)

Cash flows from discontinued operations
Net cash used in discontinued operating activities	(122)	(306)
Net cash provided by discontinued investing activities	623	-
Total net cash provided by (used in) discontinued activities	501	(306)

Effect of exchange rate changes on cash	87	(15)

Increase in cash and cash equivalents	10,877	6,502
Cash and cash equivalents at the beginning of the period	15,409	26,884

Cash and cash equivalents at the end of the period	$26,286	$33,386